EnerJex Resources, Inc.
27 Corporate Woods, Suite 350
10975 Grandview Drive
Overland Park, Kansas 66210
913-754-7754 ● (F) 913-754-7755

October 28, 2009

VIA EDGAR TRANSMISSION

U. S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street N.E.
Washington, DC  20549

RE:	Post Effective Amendment to Form S-1 Request for Withdrawal of Registration Statement (RW) Filed on October 20, 2009 Commission File No. 333-156115

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), EnerJex Resources, Inc., a Nevada corporation (the “Registrant”) hereby applies for an order granting the immediate withdrawal of the Post Effective Amendment No. 1 to the Registration Statement on Form S-1, File No. 333-156115 (the “Post Effective Amendment”). The Post Effective Amendment was originally filed with the U. S. Securities and Exchange Commission (the “Commission”) on October 20, 2009.

This request for withdrawal is being filed because this Post Effective Amendment was erroneously filed in lieu of a final prospectus under Rule 424(b)(3).

It is our understanding that this application for withdrawal of the Post Effective Amendment will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Registrant receives notice from the Commission that this application will not be granted.

Should you have any questions regarding this matter, please do not hesitate to contact Anthony N. DeMint, Esq., securities counsel to the Registrant, at (702) 232-4842.  Thank you for your attention to this matter.

Respectfully yours,

EnerJex Resources, Inc.

By:   /s/ Deidre P. Jones
Chief Financial Officer

cc:  Anthony N. DeMint, Esq.